August 29, 2008

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landry’s Restaurants, Inc.

File No. 001-05690

Form 10-K for the fiscal year ended December 31, 2007

Dear Ms. Cvrkel:

We have received your letter dated August 20, 2008, referencing the above filing. Our responses to your comments and requests for supplemental information follow in the attachment hereto. For your convenience, we have repeated the comments from the Staff in bold and have followed each comment with our response.

Landry’s acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Landry’s may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rick H. Liem
Executive Vice President & Chief Financial Officer Landry’s Restaurants, Inc.

RHL/smy

Enclosure

Landry’s Restaurants, Inc.

File No. 001-05690

Form 10-K for the fiscal year ended December 31, 2007

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 6. Selected Financial Data, page 23

1.	Reference is made to your non-GAAP measure EBITDA presented on page 24. In this regard, your reporting of EBITDA on page 24 does not appear appropriate in accordance with the guidance in FR-65 and Item 10(e) of Regulation S-K. Your calculation of EBITDA does not meet the definition of EBITDA, which is solely GAAP net income that adjusts solely for interest, taxes and depreciation and amortization. Measures that are calculated differently should not be characterized as EBITDA. Additionally, we note that you eliminate the effects of (income) / loss from discontinued operations, stock based compensation expense and Other expense, which includes, among other items, expense for the change in fair value of interest rate swap, gains of property sales in 2007 and 2006 and gains on sales of investments in 2007. These items appear to be recurring items pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K, which must not be eliminated in reporting a non-GAAP measure in a Commission filing. Please revise your future filing accordingly.

Response:

We will revise the calculation of EBITDA in future filings.

Results of Operations

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006, page 29

2.	We note the disclosure indicating that in connection with the sale of a restaurant property during 2007, on which the Company realized a gain of $15.1 million, the Company has agreed to pay the buyer approximately $2.6 million over the next 27 months in return for continuing to operate the restaurant. Please explain in further detail the significant terms of the arrangement under which the purchaser of this property has agreed to operate the restaurant for the next 27 months. Also, please explain how the $2.6 million the Company has agreed to pay the buyer was considered in determining the gain recognized on the sale of the property. Furthermore, please explain why this arrangement did not preclude the full recognition of profit with respect to the sale of the property pursuant to the guidance in paragraphs 25 through 43 of SFAS No. 66. We may have further comment upon receipt of your response.

Response:

During 2007, we completed a sale-leaseback transaction for one of our restaurant locations for $19.0 million in cash. Pursuant to the lease, we will pay the buyer $2.6 million in base rent over the non-cancelable thirty month term. The term of the lease is five years, but may be terminated by either party, upon delivery of 90 days prior written notice, after 30 months. We plan on terminating the lease after 30 months. Furthermore, we have no continuing involvement with the property except for the lease, no residual

Landry’s Restaurants, Inc.

File No. 001-05690

Form 10-K for the fiscal year ended December 31, 2007

value guarantee and no option to repurchase the property. The transaction was evaluated in accordance with SFAS Statement No. 28, “Accounting for Sales with Leasebacks (an Amendment of FASB Statement No. 13), FASB Statement No. 66, “Accounting for Sales of Real Estate” and FASB Statement No. 98, “Accounting for Leases: Sale-Leaseback Transactions involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases”. As the present value of the minimum lease payments over the expected term of the lease exceeded 10%, but was less than 90% of the fair value of the property sold, a portion of the gain equal to the present value of the minimum lease payments, or approximately, $2.3 million was deferred and is being amortized over 30 months.

Consolidated Statements of Income, page 47

3.	We note from the disclosure in your revenue recognition policy on page 50 and the disclosures provided elsewhere in your annual report on Form 10-K that revenues include revenues earned from restaurant and hospitality operations as well as revenues earned from your hotel-casino operations. Please revise your consolidated statements of operations in future filings to include separate disclosure of each significant category of product and service revenues and the related cost of sales. Please note that Rule 5-03(b)(1) and (2) of Regulation S-X requires separate disclosure of sales of tangible products and revenues from services along with the related cost of revenues in your consolidated statements of operations. Furthermore, SAB Topic 11L requires disclosure of revenue and related expenses attributable to casino, hotel, and restaurant operations on the face of the income statement. Please ensure that your statements of income comply with such guidance in any future filings.

Response:

We note that the only revenue category in excess of 10% of total revenue is casino revenues. Therefore, we request to provide the revenue caption detail in the segment footnote to our consolidated statements of operations in future filings to comply with the guidance provided by Rule 5-03(b)(1) and (2) of Regulation S-X and SAB Topic 11L.

Consolidated Statement of Cash Flows, page 49

4.	We note from your statement of cash flows for the year ended December 31, 2007 that you purchased and sold marketable securities and recognized a gain on the sale of marketable securities. In this regard, please provide us with and revise your future filings to provide the disclosures outlined in paragraphs 19 through 22 of SFAS No. 115, as applicable.

Response:

We held no investments in marketable securities as of December 31, 2007 and 2006. Furthermore, the securities giving rise to the gains were trading securities purchased and

Landry’s Restaurants, Inc.

File No. 001-05690

Form 10-K for the fiscal year ended December 31, 2007

sold all within the first quarter of 2007. Therefore, we do not believe any of the disclosures outlined in paragraphs 19 through 22 of SFAS No. 115 to be applicable.

Note 2. Discontinued Operations, page 55

5.	We note from your disclosure that on November 17, 2006 in connection with the sales of 120 Joe’s restaurants you recorded pre-tax impairment charges and a loss on disposal totaling $49.2 million. In this regard, please separately disclose the amounts associated with the pre-tax impairment charge and the loss on the disposal of the 120 Joe’s restaurants. Also, as required by paragraph 47(a) of SFAS 144, please disclose separately the carrying amount(s) of the major classes of assets and liabilities included as part of the disposal group of the 120 Joe’s restaurants in 2006 and any other significant disposal group for the years presented. Additionally, we note that you recorded additional pre-tax impairment chargers totaling $9.9 million and $30.1 million for the years ended December 31, 2007 and 2006, respectively. As it relates to all of your impairment charges recognized in 2006 and 2007 associated with your strategic review of your operations and divestitures in certain restaurants, including the 136 Joe’s Crab Shack units as disclosed on page 26, please provided the amount of loss for each material asset category and the method or method(s) for determining fair value. See paragraph 26 (c) of SFAS No. 144 for guidance.

Response:

An impairment charge totaling $46.5 million was recorded in the third quarter of 2006 based solely on the difference between the sales price and the net asset value of the 120 Joe’s Restaurants as of September 30, 2006. When the transaction ultimately closed in November 2006, normal changes in certain working capital accounts subsequent to September 30, 2006 resulted in an additional charge totaling $2.7 million, which we believe to be immaterial for separate disclosure.

We have revised Note 2, as attached, to disclose the carrying amount(s) of the major classes of assets at the time of disposal for all periods presented, the asset category impaired and the methods for determining fair value. We propose to reflect this additional disclosure in future filings.

6.	Furthermore, we note from your disclosure that the sale of the 120 Joe’s restaurants, includes the assumption of certain liabilities to be finalized in 2008. In this regard, please provide the disclosures outlined in paragraph 44 of SFAS No. 144 with respect to any material adjustments to amounts previously reported in discontinued operations that are directly related to the disposal of the 120 Joe’s restaurants.

Response:

There have been no material adjustments to the amounts previously reported in discontinued operations related to the disposal of the 120 Joe’s restaurants.

Landry’s Restaurants, Inc.

File No. 001-05690

Form 10-K for the fiscal year ended December 31, 2007

7.	We note from page 33, that in connection with certain of your discontinued operations, you remain the guarantor or assignor of a number of leased locations, which in the event of future defaults, may cause you to be responsible for significant damages, which may materially affect your financial condition, operating results and cash flows. Material contingent liabilities that may remain with the Company notwithstanding disposal of the underlying business should be identified in notes to the financial statements and any reasonably likely range of possible loss should be disclosed pursuant to Statement 5. Your MD&A should include discussion of and quantify the reasonably likely effects of your contingencies associated with the aforementioned guarantees on reported results and liquidity. See SAB Topic 5:Z:5 Question 2 for guidance. Also, you should provide in the notes to the financial statements the disclosure requirements as outlined in paragraph 13 of FIN 45, as applicable. Please revise your future filings accordingly.

Response:

We will revise future filings accordingly.

Note 3. Acquisitions, page 57

8.	We note the disclosure indicating that in connection with the acquisition of an 80% interest in T-Rex Café, Inc., the agreement with SCI provides the Company with the ability to acquire SCI’s 20% interest for up to $35 million and also provides SCI with the ability to put its interest in T-Rex Café, Inc. to the Company upon certain conditions for up to $35 million. Please tell us and revise the notes to your financial statements to disclose the specific terms or conditions under which SCI has the ability to exercise its put option with respect to their remaining interest in T-Rex Café, Inc. Also, please tell us and revise the notes to your financial statements to disclose the accounting treatment used by the Company for this put option in its consolidated financial statements. Refer to the guidance in EITF Topic D-98. We may have further comment upon receipt of your response.

Response:

The put option is conditioned on the construction and opening of at least three restaurants which must then operate for at least 13 or 25 months depending on the location. The purchase price of the put is calculated as the lesser of $35 million or a multiple of the trailing twelve month’s unit level profit reduced by certain costs incurred to construct or open the units. Therefore, if the restaurants do not generate sufficient profit to offset amounts owed to us, the put value is $0. We believe the multiple is consistent with what would be used to value the purchase of any similar restaurant property in an arm’s length transaction. If, following the opening of the third restaurant, the trailing twelve month unit level profit for the combined units indicates that it is likely that the future calculated put option purchase price will exceed amounts owed to us by SCI and the minority interest, a liability will be recorded in our consolidated balance sheets.

Landry’s Restaurants, Inc.

File No. 001-05690

Form 10-K for the fiscal year ended December 31, 2007

Note 4. Property and Equipment and Other Current Assets, page 57

9.	Reference is made to your last paragraph in note 4 on page 58. Please revise your disclosure in future filings to quantify each significant item mentioned on page 58, which is a component of total other income, net for 2007 of $2.2 million in accordance with Rule 5-03(b)(7) and (9) of Regulation S-X.

Response:

We will revise future filings accordingly.

10.	Also, we note that you classify the gains on the sale of a restaurant property of $15.1 million and approximately $2.4 million in 2007 and 2006, respectively, as other income rather than as a separate component of operating income as required by paragraph 45 of SFAS 144 and footnote 68 to SAB Topic 13:B. Please explain your basis for your accounting treatment or revise your filing accordingly.

Response:

While we believe there is currently diversity in practice, we propose that we revise our consolidated statements of income in future filings. This classification as a separate component of operating income seems to be in conflict with paragraph 15 of SFAS 95, which clearly defines sales of property and equipment as an investing activity, not to be included in cash flow from operating activities.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 1. Nature of Business and Summary of Significant Accounting Policies

Basis of Presentation, page 7

11.	Reference is made to the disclosure on page 8 related to your adoption of SFAS No. 157. In this regard, please provide in future quarterly filings the disclosure outlined in paragraph 32(a) of SFAS No. 157.

Response:

We will provide the disclosure outlined in paragraph 32(a) of SFAS No. 157 in future filings.

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations, page 21

12.

We note from your disclosure that approximately $395 million in Senior Exchange Notes (New Notes) allow the note holders to redeem the New Notes at 101% of face value from February 29, 2009. Additionally, in connection with issuing the New Notes, you amended the existing Bank Credit Facility, with a balance of $77 million as of March 31, 2008, to provide for an accelerated maturity should the New Notes be redeemed.

Landry’s Restaurants, Inc.

File No. 001-05690

Form 10-K for the fiscal year ended December 31, 2007

Considering the significance of these short-term capital obligations and the possibility of not being able to refinance the current loans due to the volatility in the credit markets, please enhance your disclosure to discuss the potentially adverse impact to your future operations, statement of position and cash flows that could result from not being able to refinance these current obligations.

Response:

Mr. Fertitta has obtained $565.0 million of fully committed and underwritten debt financing to effect his acquisition of all of our outstanding shares of common stock, as well as to refinance our existing Senior Notes and Bank Credit Facility. As Mr. Fertitta’s assets following the acquisition would be substantially the same as our current assets, we believe that we will be able to refinance this indebtedness. However, we can not assure you that the refinancing will be on terms that are acceptable to us or on terms as favorable as the current terms. We believe that this is consistent with the disclosure in our 10-K where we state that although we believe that we will be able to refinance our existing Senior Notes, the new indebtedness will likely carry substantially higher interest rates and more restrictive terms than our existing Senior Notes. Given the fully committed and underwritten debt financing currently available to Mr. Fertitta, we believe the statement that we may not be able to refinance the current loans is no longer appropriate as it is a remote possibility. Therefore, we believe additional disclosure is not warranted and propose to remove that statement in future filings.

2. DISCONTINUED OPERATIONS

During the third quarter of 2006, as part of a strategic review of our operations, we initiated a plan to divest certain restaurants including 136 Joe’s Crab Shack units. During 2007, several additional locations were added to our disposal plan. The results of operations for all stores included in our disposal plan have been reclassified as discontinued operations in our statements of income, balance sheets and segment information for all periods presented.

On November 17, 2006, we completed the sale of 120 Joe’s restaurants to an unaffiliated entity for approximately $192.0 million, including the assumption of certain working capital liabilities to be finalized in 2008. In connection with the sale we recorded pre-tax impairment charges and a loss on disposal totaling $49.2 million.

We recorded additional pre-tax impairment charges totaling $9.9 million and $30.1 million for the year ended December 31, 2007 and 2006, respectively, to write down carrying values of property and equipment pertaining to the remaining stores included in our disposal plan based on the expected sales prices determined through analysis of the respective markets or sales contracts. We expect to sell the land and improvements belonging to these remaining restaurants, or abandon those locations, within the next 12 months.

In connection with the disposal plan, we recorded pre-tax charges of $1.7 million for the year ended December 31, 2006 for lease termination and other store closure costs. These charges are included in discontinued operations.

The assets and liabilities of the disposed properties at the time of sale were as follows:

	2007	2006
Assets:
Current assets	$—	$9,098,676
Property, plant and equipment, net	26,127,922	235,919,941
Other assets	—	1,261,701

Total assets	$26,127,922	$246,280,318

Liabilities:
Accounts payable and accrued expenses	$—	$11,647,776
Other liabilities	—	5,405,949

Total liabilities	—	17,053,725

Net assets disposed	$26,127,922	$229,226,593

The results of discontinued operations for the years ended December 31, 2007, 2006 and 2005 were as follows:

	Year Ended December 31,
	2007	2006	2005
Revenues	$11,241,424	$320,117,814	$377,527,684
Income (loss) from discontinued operations before income taxes	(14,093,560)	(91,552,957)	21,677,259
Income tax (benefit) on discontinued operations	(4,932,746)	(35,705,653)	6,871,691

Net income (loss) from discontinued operations	$(9,160,814)	$(55,847,304)	$14,805,568

Interest expense is allocated to discontinued operations based on the ratio of net assets to be discontinued to consolidated net assets. For the years ended December 31, 2007, 2006 and 2005, respectively, interest expense related to discontinued operations was $0.1 million, $12.5 million and $10.2 million.

The assets and liabilities of the discontinued operations are presented separately in the Consolidated Balance Sheets and consist of the following:

	Year Ended December 31,
	2007	2006
Assets:
Current assets	$284,828	$463,689
Property, plant and equipment, net	9,724,240	28,401,958
Other assets	1,651	108,440

Assets related to discontinued operations	$10,010,719	$28,974,087

Liabilities:
Accounts payable and accrued expenses	$3,506,502	$3,389,915
Other liabilities	484,793	737,067

Liabilities related to discontinued operations	$3,991,295	$4,126,982